

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

E. Will Gray II
Chief Executive Officer
New Era Helium Inc. (formerly, Roth CH V Holdings, Inc.)
4501 Santa Rosa Drive
Midland, TX 79707

>   **Re: New Era Helium Inc. (formerly, Roth CH V Holdings, Inc.)**
>   **Registration Statement on Form S-4**
>   **Exhibit Nos. 10.13, 10.14, 10.16, 10.17, and 10.18**
>   **Filed June 28, 2024**
>   **File No. 333-280591**

Dear Will Gray:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation